SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Delegación Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil informs to the market”

Mexico City, April 16, 2018. América Móvil, S.A.B. de C.V. ("AMX") [BMV: AMX] [NYSE: AMX | AMOV], announces that, its shareholders approved, among others, the following matters:

Dividend

To pay an ordinary cash dividend of MXP$0.32 (Thirty two peso cents) per share, payable in two installments of MXP$0.16 (Sixteen peso cents), on July 16th and November 12th, 2018, to each of the shares of its capital stock series “AA”, “A” and “L” (including the preferred dividend to which series “L” shares are entitled).

Buyback Program

To allocate an amount equal to MXP$3,000’000,000.00 (Three billion pesos) as its buyback program for the April 2018 – April 2019 period, such amount includes the balance of the buyback program fund as of today.

Cancellation of Treasury Shares

To cancel AMX’s treasury shares acquired by AMX as part of its buyback program, except for five billion series “L” treasury shares which will remain in AMX’s treasury.

Board of Directors

To appoint, including reelections, the following members of AMX’s Board of Directors, Executive Committee, and Audit and Corporate Practices Committee:

Board of Directors

Carlos Slim Domit (Chairman)	Vanessa Hajj Slim
Patrick Slim Domit (Vice Chairman)	David Ibarra Muñoz
Carlos Bremer Gutiérrez	Rafael Moisés Kalach Mizrahi
Louis C. Camilleri	Francisco Medina Chávez
Antonio Cosío Pando	Carlos Slim Helú
Arturo Elías Ayub	Luis Alejandro Soberón Kuri
Pablo Roberto González Guajardo	Ernesto Vega Velasco
Daniel Hajj Aboumrad	Oscar Von Hauske Solís

Alejandro Cantú Jiménez (Corporate Secretary)
Rafael Robles Miaja (Corporate Pro-Secretary)

Executive Committee

Carlos Slim Domit (Chairman)
Daniel Hajj Aboumrad
Patrick Slim Domit

Audit and Corporate Practices Committee

Ernesto Vega Velasco (Chairman)
Carlos Bremer Gutiérrez
Pablo Roberto González Guajardo
Rafael Moisés Kalach Mizrahi

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 16, 2018

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact